VIA EDGAR AND EMAIL
Mr. Kevin Woody, Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MTGE Investment Corp.
Form 10-K for the year ended December 31, 2017
Filed February 27, 2018
Form 8-K filed February 5, 2018
File No. 001-35260

Dear Mr. Woody:
On behalf of MTGE Investment Corp. (the “Company”), the undersigned submits this letter in response to the comment letter received from the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated April 3, 2018 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2017 filed on February 27, 2018 and the Company’s Current Report on Form 8-K filed on February 5, 2018 (the “Filings”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comment in bolded text below. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Filings, as applicable.

Form 10-K for fiscal year ended December 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, page 47

1.
We note that your presentation of “Total securities investments” includes Agency securities and Non-agency securities as presented on the balance sheet, and “TBA notional fair value.” Your presentation appears to be a non-GAAP presentation. Please tell us how you considered the disclosures required by Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

The Company does not view its presentation of “total securities investments,” which includes its investments in Agency and Non-agency securities and TBA investments, as a stand-alone non-GAAP financial measure, but rather as important supplemental data that investors may use to better understand the drivers of its reported non-GAAP financial performance measures and at-risk leverage calculations that include the impacts of TBA investments. The Company explains the importance of TBA investments with respect to financial performance, aggregate investment activities and leverage in its Discussion and Analysis of Financial Condition and Results of Operations, noting that they are economically equivalent to holding and financing generic agency MBS using short-term repurchase agreements.
Within the discussion of Financial Condition on Page 51 of the Form 10-K, the Company provides a detailed analysis of its TBA investments and explains that “TBA positions are recorded as derivative instruments in our accompanying consolidated financial statements, with the TBA dollar roll transactions representing a form of off-balance sheet financing.” This section also presents a table that effectively reconciles the TBA notional market values to their respective carrying values.
In future filings, the Company will adjust the caption to “Notional fair value of securities investments” and include a subtotal of GAAP balance sheet securities investments, comprised of Agency RMBS and non-agency securities, at fair value. The Company will also include a footnote to the table indicating that the total notional fair value of securities investments includes the notional fair value of TBA securities and refer to non-GAAP disclosures describing the importance of its TBA investments.

Net Interest Margin Components, page 67

2.
Please tell us, and disclose in future filings, how you derived the amount of TBA securities - average implied asset yield, TBA securities - implied funding cost and Non-agency repurchase agreements, and how these amounts were used in your calculation of Net interest margin, excluding “catch-up” amortization.

The Company estimates the average implied asset yield and implied funding cost on its TBA securities using a multi-step process. The Company first calculates dollar roll income associated with each transaction. Dollar roll income represents the price differential, or price “drop,” between the TBA price for current month settlement versus the TBA price for forward month settlement. The dollar roll income is then divided by the TBA notional balance to determine the net dollar roll yield. The average implied funding cost for each TBA dollar roll transaction is determined using the price drop and corresponding TBA collateral characteristics assumptions. These inputs include weighted average coupon, weighted average maturity, and projected 1-month CPR. The average implied asset yield is then determined by adding the implied funding cost to the net dollar roll yield.
In future filings, the Company will include a description of this calculation process and further explain how the implied TBA asset yield and funding cost are included in the Company’s average net interest margin, asset yield, and cost of funds disclosures.
The Company derives the average cost of non-agency repurchase agreements by dividing interest expense related to borrowings secured by non-agency securities by the average non-agency repurchase agreement borrowings outstanding during the period.

Note 9. Fair Value Measurements, page 111

3.
We note you disclose that you determine the fair value of your investment securities based upon fair value estimates obtained from multiple third-party pricing services and dealers. Also, we note your disclosure that third-party pricing sources use various valuation approaches, including market and income approaches, and you disclose various inputs but no specific techniques. Please describe the specific valuation techniques used, and the inputs applicable to such valuation techniques, to determine the fair value of securities categorized within Level 2. Refer to ASC 820-10-50-2.bbb.

The Company estimates the fair value of investment securities based on prices provided by multiple third-party pricing services and non-binding dealer quotes (collectively “Pricing Sources”). These Pricing Sources use various valuation approaches, including market and income approaches. The Pricing Sources for agency securities primarily utilize a matrix pricing technique that interpolates estimated fair values of the Company’s agency securities based on observed quoted prices for TBA securities of the same coupon, maturity and issuer, adjusted to reflect the specific characteristics of the pool of mortgages underlying the agency security. Such characteristics may include maximum loan balance, loan vintage, loan-to-value ratio, geography and other characteristics as may be appropriate. Pricing Sources may also utilize discounted cash flow model-derived pricing techniques to estimate the fair value of investment securities. Such models incorporate market-based discount rate assumptions based on observable inputs such as recent trading activity, credit data, volatility statistics and other market data that are current as of the measurement date and may include certain unobservable inputs, such as assumptions of future levels of prepayment, defaults and loss severities. The Company reviews the pricing estimates obtained from the Pricing Sources and performs procedures to validate their reasonableness.

In future filings, the Company will expand on the fair value disclosures related to its investment securities to reflect the valuation techniques and inputs described herein.

Form 8-K filed February 5, 2018
Exhibit 99.1, page 10

4.
We note your presentation of “Adjusted net interest and dollar roll income, excluding "catch-up" premium amortization.” In future earnings releases please revise to disclose how you derived the amount of both “TBA dollar roll income - implied interest income” and “TBA dollar roll income - implied interest expense.” Also, include a statement regarding the usefulness of this information to investors as required by Item 10(e)(1)(i)(C) of Regulation S-K.

The Company derives the amount of implied interest income and implied interest expense on TBA dollar roll transactions by multiplying implied asset yield and implied funding cost percentage, discussed above, by the average TBA balance during the period. The Company will enhance its disclosures in future filings to clarify that the addition of implied interest income and implied interest expense for TBA securities to adjusted net interest and dollar roll income, excluding "catch-up" premium amortization, is useful to investors as it provides a more comprehensive analysis of the Company’s net interest margin components, and reflects the economic performance of the TBA investments consistently with holding and financing generic agency MBS with short-term financing.

*    *    *    *

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of our responses to the Comment Letter, please contact the undersigned at (301) 841-9713. Thank you for your assistance on this matter.

Sincerely,

/s/ Donald W. Holley
Donald W. Holley
Senior Vice President and Chief Financial Officer

cc: Peter Federico, President and Chief Operating Officer, MTGE Investment Corp.